Contact

www.linkedin.com/in/gina-perrone-young-002310268 (LinkedIn)

Gina Perrone Young

COO and Cofounder at Dockshare
Towson, Maryland, United States

Summary

How does a 12-year home stager become co-founder and COO of a boating technology company? Surprisingly, the skills I learned from owning and managing my own staging business have transferred to my role at Dockshare. I started both companies because I knew there was a void in the industry where customers experienced a need for a service that didn't yet exist. With Dockshare, I experienced first-hand the stress of not having a place to dock, and I realized that other boaters were struggling with the exact same situation.

When I see a problem, I do something about it. My husband, Nate, and I have assembled a "dream team" of tech experts, marketing coordinators, and college interns that have helped us to turn our dream of Dockshare into a reality. I am excited to lead this initiative towards opening up the waterfront and making it more accessible for everyone!

Experience

Dockshare
COO and Cofounder
May 2021 - Present (2 years 2 months)
Baltimore, Maryland, United States

Dockshare is a platform that connects private dock owners with boaters who want to rent out their docks. Plus, it's a place where kayakers and other water sport enthusiasts can find launch spots for their day on the water. We've acquired over 200 listings on our platform, and we continue to grow everyday. As co-founder and COO, I manage strategic growth initiatives and coordinate projects on our team.

Staged by Design.CFS
Home Stager and Founder
January 2011 - Present (12 years 6 months)
Towson, Maryland, United States

Serving investors and realtors to assist in the sale of properties.

Education

Towson University

Bachelor's degree, Communications and Marketing · (August 1997 - May 2001)